UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form CB/A

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


Securities Act Rule 801 (Rights Offering)                                  [ ]


Securities Act Rule 802 (Exchange Offer)                                   [X]


Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                        [ ]


Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                      [X]


Exchange Act Rule 14e-2(d) (Subject Company Response)                      [ ]


                               RIVERDEEP GROUP PLC
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                            (Name of Subject Company)

                                       N/A
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      (Translation of Subject Company's Name into English (if applicable))

                                     IRELAND
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        (Jurisdiction of Subject Company's Incorporation or Organization)


                             HERTAL ACQUISITIONS PLC
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                       (Name of Person(s) Furnishing Form)

                   Ordinary Shares, par value $0.10 per share
       American Depositary Shares, each representing six ordinary shares, par value $0.10 per share
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                     (Title of Class of Subject Securities)

                                    76870Q109
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              (CUSIP Number of Class of Securities (if applicable))

                                Barry O'Callaghan
                             3rd Floor, Styne House
                      Upper Hatch Street, Dublin 2, Ireland
                               (011)353-1-670-7570
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    (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
                          on Behalf of Subject Company)

                                February 3, 2003
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                  (Date Tender Offer/Rights Offering Commenced)

Part I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit 5: Subsequent Announcement - Recommended Pre-Conditional Cash Offer dated January 20, 2003.

Exhibit 6: Offer Document - Recommended Cash Offer dated February 3, 2003 by Goodbody Corporate Finance and J.P. Morgan plc on behalf of Hertal Acquisitions plc and (in the United States) by Hertal Acquisitions plc for Riverdeep Group plc.

Exhibit 7: Letter of Transmittal dated February 3, 2003.

Exhibit 8: Form of Acceptance and Authority dated February 3, 2003.

Exhibit 9: Notice of Guaranteed Delivery dated February 3, 2003.

Item 2.  Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of the Offer Document.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 10: Memorandum and Articles of Association of Hertal Acquisitions plc.

Exhibit 11: New Articles of Hertal Acquisitions plc.

Exhibit 12: Memorandum and Articles of Association of Riverdeep Group plc.

Exhibit 13: Annual report and audited group statutory financial statements of Riverdeep Group plc for the year ended June 30, 2002.

Exhibit 14: Employment Agreement dated July 23, 2001 between James P. Levy and Riverdeep Inc. and the Amendment to the Employment Agreement dated September 11, 2002.

Exhibit 15: Letter from JP Morgan plc and Goodbody Corporate Finance dated February 3, 2003.

Exhibit 16: Letter of Consent of Davy Corporate Finance Limited dated February 3, 2003.

Exhibit 17: Letter of Consent of Credit Suisse First Boston (Europe) Limited dated February 2, 2003.

Exhibit 18. Letter of Consent of Ernst & Young dated February 3, 2003.

Exhibit 19: Letter of Consent of KPMG dated February 3, 2003.

Exhibit 20: Shareholders' Agreement dated January 18, 2003 among Patrick McDonagh, Lifetime Learning Limited, Barry O'Callaghan, Tony Bordon, Tony Mulderry, Joe Roberts, Alchemy Partners (Guernsey) Limited, MSD Capital, Hertal Acquisitions plc, Hertal (Investments) Limited, RBSM (Investments) Limited and Barclays RVCF Investments Limited.

Exhibit 21: Project Apollo $135,000,000 Senior Credit Agreement dated January 18, 2003 among Hertal Acquisitions plc, the guarantors named therein, Barclays Leveraged Finance, the Royal Bank of Scotland plc, the financial institutions named therein, and Barclays Bank plc relating to the acquisition of Riverdeep Group plc.

Exhibit 22: Project Apollo $45,000,000 Mezzanine Loan Agreement dated January 18, 2003 among Hertal Acquisitions plc, the guarantors named therein, Barclays Leveraged Finance, RBS Mezzanine Limited, the financial institutions named therein, and Barclays Bank plc relating to the acquisition of Riverdeep Group plc.

Exhibit 23: Intercreditor Deed dated January 18, 2003 among Hertal Acquisitions plc, Hertal (Investments) Limited, the institutions named therein, Barclays Bank plc, The Royal Bank of Scotland plc and RBS Mezzanine Limited relating to the acquisition of Riverdeep Group plc.

Exhibit 24: The Bridge Facility Letter dated January 18, 2003 among Barclays Bank plc, Hertal (Investments) Limited and Hertal Acquisitions plc.

Exhibit 25: The Deed of Undertaking dated January 18, 2003 among Alchemy Partners (Guernsey) Limited, Hertal (Investments) Limited and Barclays Bank plc.

Exhibit 26: Agreement for the Sale and Purchase of Shares in Riverdeep Group plc dated January 20, 2003 between Patrick McDonagh and Hertal Acquisitions plc.

Exhibit 27: Agreement for the Sale and Purchase of Shares in Riverdeep Group plc dated January 20, 2003 between Barry O'Callaghan and Hertal Acquisitions plc.

Exhibit 28: Agreement for the Sale and Purchase of Shares in Riverdeep Group plc dated January 20, 2003 between Lifetime Learning Limited and Hertal Acquisitions plc.

Exhibit 29: Underwriting Agreement dated January 20, 2003 between Hertal Acquisitions plc and Patrick McDonagh.

Exhibit 30: Letter to the Irish Takeover Panel from Davy Corporate Finance and Credit Suisse First Boston dated January 15, 2003.

Exhibit 31: Letter from the Irish Takeover Panel dated December 20, 2002.

Exhibit 32: Letter from the Irish Takeover Panel dated January 16, 2003.

Exhibit 33: Letter from the Irish Takeover Panel dated January 17, 2003.

Exhibit 34: Letter from KPMG dated February 3, 2003.

Exhibit 35: Sale and Purchase Agreement dated August 23, 2002 between Riverdeep, Inc. and GTG/Wizard, LLC

PART III - CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on January 21, 2003.

                                   SIGNATURES


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 2003             HERTAL ACQUISITIONS PLC


                                    By: /s/ Barry O'Callaghan
                                       -------------------------------
                                       Name: Barry O'Callaghan
                                       Title: Chief Executive Officer Designate